SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

P.E.
May 17, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

zi corporation

news release

Zi reports results for Q1, 2002

Calgary, AB (May 14, 2002) – Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions today announced its financial results for the quarter ended March 31, 2002.

Q1 2002 highlights

- Increased revenues to $2.3 million, which represents a 75%increase over the comparable quarter in the previous year.
- Zi Technology business unit becomes profitable
- Added five new eZiText® licensees, bringing the total number of global customers to 56, and increased the number of eZiText®-enabled handsets delivered by Zi's customers by 25 unique handsets to nearly 90
- Acquired the Magic Lantern group of companies, a 25-year old e-learning company with more than $5 million in annual revenues

Zi closed the first quarter of 2002 with $2.3 million in revenues compared to $1.3 million the same quarter in the previous year, an increase of over 75 per cent. Contributing to this revenue growth were 17 eZiText® licensees that launched a combined total of 25 new eZiText®-enabled products to the market during the quarter.

Gross margin was $2.1 million, approximately double the gross margin for the first quarter of 2001 of $1.1 million. Gross margin was 92 per cent of revenue compared to 80 per cent in the first quarter of the prior year.

On a business unit basis, Zi Technology, which includes eZiText®, generated a modest profit for the quarter compared to a $0.7 million loss a year earlier. Zi Services, the company's VoIP and Bluetooth™ division, posted a $1.4 million loss, down from $2.1 million a year earlier, and Zi's e-Learning investment generated $0.3 million in revenue but incurred $1 million in loss. The balance of the company's $5.7 million loss for the quarter includes corporate and public company operating costs, depreciation and amortization, and legal fees.

"Given the current economic climate, we are pleased with the results achieved during the first quarter in our Zi Technology business unit, and we are optimistic that we will continue to see revenue growth in our technology unit throughout 2002," said Michael E. Lobsinger, Chairman and Chief Executive Officer of Zi Corporation. "Additionally, our e-Learning investments are now contributing revenue and the addition of Magic Lantern, based on its historical revenue, is also expected to add substantially to our revenue." Finally, the adoption of VoIP and Bluetooth technology continues to be slower than expected. As such, our contract with Cidco Communications Corporation to provide VoIP telephony equipment and design has been adversely affected and is currently being reconsidered. With these delays, Zi Corporation is taking immediate steps to reduce or eliminate the cash burn associated with the Zi Services business unit, which should materialize in the coming quarter."

Zi Corporation will host a teleconference and Webcast to discuss its Q1 2002 results on Wednesday, May 15, 2002, 9am Eastern Time. To participate, please make your connection 10 minutes prior to the start of the call.

Conference call

Toll free in North America: 1-877-888-4210

International: 1-416-695-5261

Webcast

The call can be accessed on the Internet at: www.zicorp.com

Recording

A recording will be available shortly following the conference call until 11:55 pm eastern time on Wednesday, May 22, 2002.

Toll free in North America: 1-888-509-0082

International: 1-416-695-9731

About Zi Corporation

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText® connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in more than 35 languages and regional dialects. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco, Shenzhen and Stockholm. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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For more information:

Media Inquiries:
Shawn Kelly
Zi Corporation
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com

Investor Inquiries:
Dale Kearns
Zi Corporation
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

ZI CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31 2002 ("unaudited")	December 31 2001 ("audited")	March 31 2001 ("unaudited")
Assets			
Current assets			
Cash and cash equivalents	**$ 9,045,649**	$ 19,090,964	$ 43,715,481
Short-term investments	**10,815,017**	8,577,503	-
Accounts receivable	**4,412,347**	2,752,262	2,198,965
Work-in-progress and inventory	**318,949**	509,298	-
Prepayments and deposits	**1,827,543**	909,388	1,553,798
	26,419,505	31,839,415	47,468,244
Capital assets – net	**4,546,519**	3,160,008	3,224,118
Intangible assets – net	**14,296,340**	13,082,923	9,137,154
	$ 45,262,364	$ 48,082,346	$ 59,829,516
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	**$ 4,044,326**	$ 3,097,692	$ 2,820,448
Deferred revenue	**820,137**	773,115	-
Current portion of capital lease obligations	**192,898**	175,996	149,814
Promissory notes payable	**867,356**	-	-
	5,924,717	4,046,803	2,970,262
Capital lease obligations	**120,674**	159,013	220,551
	6,045,391	4,205,816	3,190,813
Shareholders' equity			
Share capital	**95,881,873**	94,871,503	91,993,823
Deficit	**(56,664,900)**	(50,994,973)	(35,355,120)
	39,216,973	43,876,530	56,638,703
	$ 45,262,364	$ 48,082,346	$ 59,829,516

ZI CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Periods ended March 31	2002 ("unaudited")	2001 ("unaudited")
Revenue		
License and implementation fees	$ 1,850,290	$ 1,151,163
Engineering services	114,147	94,268
Other product revenue	347,500	77,114
	2,311,937	1,322,545
Cost of sales		
License and implementation fees	53,657	223,208
Engineering services	47,042	38,535
Other products	78,722	-
	179,421	261,743
Gross margin	2,132,516	1,060,802
Operating expenses		
Selling general and administrative	(4,716,799)	(4,751,860)
Product research and development	(1,469,777)	(1,251,926)
Depreciation and amortization	(1,627,163)	(777,455)
Foreign exchange gain (loss)	(2,622)	1,997,339
Operating loss before undernoted	(5,683,845)	(3,723,100)
Interest on leases	(34,228)	(7,951)
Other interest expense	(1,318)	-
Interest income and other income	62,214	732,186
Loss before income taxes	(5,657,177)	(2,998,865)
Income taxes	(12,750)	(43,572)
Net loss	(5,669,927)	(3,042,437)
Deficit, beginning of period	(50,994,973)	(32,312,683)
Deficit, end of period	$ (56,664,900)	$ (35,355,120)
Basic loss per share	$ (0.15)	$ (0.08)
Diluted loss per share	$ (0.15)	$ (0.08)
Weighted average common shares	37,584,679	37,032,978
Common shares outstanding, end of period	37,723,350	37,035,967

ZI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended March 31	2002 ("unaudited")	2001 ("unaudited")
Operating activities:		
Net loss	$ (5,669,927)	$ (3,042,437)
Items not affecting cash:		
Loss (gain) on dispositions of capital assets	78,305	(20,983)
Depreciation and amortization	1,627,163	777,455
Funds applied to operations	(3,964,459)	(2,285,965)
(Increase) decrease in non-cash working capital	(1,503,118)	777,899
Cash flow applied to operations	(5,467,577)	(1,508,066)
Financing activities:		
Proceeds from issuance of common shares	220,370	18,000
Payment of capital lease obligations	(21,438)	(37,000)
Payment of notes payable	(7,947)	-
	190,985	(19,000)
Investing activities:		
Short-term investments	(2,237,514)	-
Purchase of capital assets	(66,650)	(294,979)
Proceeds from capital dispositions	-	-
Software development costs	(580,126)	(1,353,547)
Other deferred costs	-	(793)
Acquisition of subsidiaries net of cash acquired	(1,884,433)	-
	(4,768,723)	(1,649,319)
Net cash outflow	(10,045,315)	(3,176,385)
Cash and cash equivalents, beginning of period	19,090,964	46,891,866
Cash and cash equivalents, end of period	$ 9,045,649	$ 43,715,481
Non cash financing activity		
Equipment acquired under capital lease	$ -	$ 16,351
Acquisition of subsidiaries	$ 790,000	-
Components of cash and cash equivalents		
Cash	$ 3,346,813	$ 3,084,752
Cash equivalents	$ 5,698,836	$ 40,630,729
Supplemental cash flow information		
Cash paid for interest	$ 35,546	$ 7,951

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel